

September 14, 2011

Via E-mail
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

     Re: Apartment Investment & Management Co.
           AIMCO Properties, L.P.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed September 2, 2011
           File No: 333-175848

Dear Mr. Bezzant:

      We have limited our review of your registration statements and filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statements or filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your registration statements and filings, and the information you provide in response to these comments, we may have additional comments. Please note that the following comments are applicable to all filings named above.

Exhibit 8.2

1.   We note that your tax opinion states that the information under the caption "Material United States Federal Income Tax Considerations" is a fair and accurate summary under current law. Please revise your opinion to opine upon the material tax consequences of the merger. Also include an opinion from counsel as to Aimco Properties, L.P.'s status as a limited partnership. In the alternative, please revise your disclosure on page 71 to identify the section as the opinion of counsel.

2.	We note that counsel has limited the use of the tax opinion to the addressee and has stated that it may not be relied upon by anyone else without prior written consent. Please note that investors must be able to use and rely upon the tax opinion in making an investment decision about your securities. Please have counsel revise its tax opinion to remove statements which imply that investors may not rely upon the opinion.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

Please contact Adam F. Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jonathan Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via E-mail

        Paul Nozick
        Alston & Bird LLP
        Via E-mail

        Robert Mintz
        Hogan Lovells
        Via E-mail